Consent of independent registered public accounting firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended July 31, 2020 of HEXO Corp. (the Company) and the incorporation by reference in the registration statement on Form F-10 of the Company, of our report dated October 29, 2020, relating to the consolidated financial statements, which appears in this Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario

Canada

October 29, 2020

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4

T: +1 613 237 3702, F: +1 613 237 3963, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.